<u>CCA CAPITAL LLC</u>

FINANCIAL STATEMENT
DECEMBER 31, 2021
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-68676

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CCA Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Boston Place, 201 Washington Street, Suite 3825,
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Stahle	617-570-2300	jstahle@ccagp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 West Mount Pleasant Avenue, Suite 3310,	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

November 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Stahle, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CCA Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARIE-JENNIFER MATHURIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 9, 2024

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: Facing Page.

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CCA CAPITAL LLC

TABLE OF CONTENTS
DECEMBER 31, 2021

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managing Member
CCA Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCA Capital LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CCA Capital LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement are the responsibility of CCA Capital LLC's management. Our responsibility is to express an opinion on CCA Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CCA Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Citrin Cooperman & Company, LLP

We have served as CCA Capital LLC's auditor since 2020.
Livingston, New Jersey
February 9, 2022

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	923,078
Accounts receivable		65,917
Deposits		4,231
Operating lease right of use asset		592,774
TOTAL ASSETS	$	1,586,000

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	78,895
Deferred revenue		5,758
Operating lease liability		638,852
Member's equity		862,495
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,586,000

SEE ACCOMPANYING NOTES TO THE STATEMENT OF FINANCIAL CONDITION

CCA CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CCA Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 25, 2010 pursuant to the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of CCA Group LLC (the "Parent"). The Company's primary role is to facilitate the introduction of potential investors to its clients in order to help its clients reach their financing goals. The Company works with various institutions to identify financing sources and/or financing opportunities within the institutional marketplace. It does not hold customer funds and/or securities. The Company was registered with FINRA and commenced operations as a FINRA member in May 2011.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The ASC Topic 606 revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, revenue is recognized when the work has been completed, in accordance with the terms of the respective contracts with the Company's customers.

The Company provides advisory services and receives revenue for these under an advisory contract. These revenue streams are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of service provided.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash equivalents, accounts receivable, deposits, accounts payable, and accrued expenses approximate their fair value at the financial position date due to their short-term nature.

(CONTINUED)

CCA CAPITAL LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of the Parent. The Company is not subject to income taxes in any jurisdiction. Each member of the Parent is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2021, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Parent's returns) for three years from the date of filing. These returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

Leases

At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As its leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date taking into consideration necessary adjustments for collateral, depending on the facts and circumstances of the lessee and the leased asset, and term to match the lease term. The operating lease right-of-use ("ROU") asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred by the Company and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term. Lease agreements that contain both lease and non-lease components are generally accounted for separately.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from related parties is not significant, accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

(CONTINUED)

4

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

2. **CONCENTRATIONS OF CREDIT RISK**

The Company has a potential concentration of credit risk in that it maintains deposits with a financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

The Company is engaged in various private placement activities in which the counterparties primarily include institutions, issuers and entities active in the energy, transportation and commercial finance industries. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company received 27% of its total revenue for the year ended December 31, 2021 from three clients.

3. **RELATED PARTY TRANSACTIONS**

On June 25, 2010, the Company entered into an Expense Sharing Agreement with the Parent. This agreement was amended and restated on October 1, 2021. The initial term of the agreement is one year, with automatic renewals for successive one-year terms, unless terminated sooner by one of the parties. Under the terms of this agreement, the Parent provides the Company with all administrative and back office support services required by the Company, including payment for overhead expenses (e.g., rent, utilities, insurance, bookkeeping, salaries, etc.). This agreement does not include services that are directly related to or are associated with the broker/dealer activities being undertaken by the Company. In accordance with this agreement, the Company is responsible for reimbursing the Parent for the shared expenses paid on behalf of the Company. However, the Company's obligation to repay the Parent shall be forgiven if such obligation would cause the Company's net capital to fall below 120% of its minimum net capital requirement under Exchange Act Rule 15c3-1. Forgiveness of the Company's obligation shall be treated as a capital contribution by the Parent to the Company.

In addition, on December 7, 2018, the Company entered into an amended and restated Sublease Agreement with the Parent for a portion of certain real property located in Boston, Massachusetts (see Note 4).

For the year ended December 31, 2021, the Company incurred operating expenses of $4,898,639 that represented expenses that were paid by the Parent and reimbursed by the Company under the Expense Sharing Agreement and the Sublease Agreement. At December 31, 2021, the total amount due to the Parent was zero. In addition, during the year ended December 31, 2021, the Company made capital distributions to the Parent of $19,193,000.

(CONTINUED)

4.   LEASE COMMITMENTS

Operating Leases

On December 7, 2018, the Company entered into an amended and restated Sublease Agreement with the Parent (see Note 3) for a portion of certain real property located at One Boston Place in Boston, Massachusetts. The lease is for a five-year term, commencing on May 1, 2019 and expiring on April 30, 2024. In addition to base rent, the Company pays 50% of the Parent's utilities, real estate taxes and operating expenses incurred under its Master Lease Agreement for the Boston location. Total base rent plus such additional expenses were $284,226 for the year ended December 31, 2021.

Supplemental Lease Information

Balance Sheet Information

Operating lease right of use asset	$592,774
Operating lease liability	$638,852

Cash Flow Information

Cash paid for operating lease liabilities	$286,056
Operating lease right of use asset obtained in exchange for operating lease obligations	$46,078

Operating Lease Information

Weighted-average remaining lease term (years)	2.33
Weighted-average discount rate	4%

Maturities of lease liabilities for the Boston location were as follows:

Year ending December 31,	Rent by Year
2022	$ 290,075
2023	294,459
2024	98,640
Total lease payments	$ 683,174
Less: interest	(44,322)
Total present value of lease payments	$ 638,852

(CONTINUED)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

5. **NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of its aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (with excess of 12 to 1 as an indicator of early warning level). At December 31, 2021, the Company was in compliance with these capital requirements, as it had net capital of $792,347 which was $783,632 in excess of its required net capital of $8,715.

6. **UNCERTAINTY**

In March 2020, the World Health Organization declared COVID-19 a "Public Health Emergency of International Concern." Currently, the virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

7. **SUBSEQUENT EVENTS**

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the financial statements.